Exhibit 23

Consent of Independent Registered Public Accounting Firm

Meredith Savings and Investment Plan Committee
Meredith Savings and Investment Plan:

We consent to the incorporation by reference in the registration statements No. 33-2094 and No. 333-125675 on Form S-8 of Meredith Corporation of our report dated June 24, 2016, with respect to the statements of net assets available for benefits of the Meredith Savings and Investment Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015, and the supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015, which report appears in the December 31, 2015, annual report on Form 11-K of the Meredith Savings and Investment Plan.

/s/ KPMG LLP
Des Moines, Iowa
June 24, 2016